UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 11th, 2003

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Interim
Report

2003

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ICI INTERIM REPORT 2003

financial highlights

	First half		First half		Change
	2003		2002
	£m		£m		%

Financial results

Turnover

International Businesses (National Starch, Quest,

Performance Specialties and Paints)	2,677		2,821		+1	*

Regional and Industrial less inter-class eliminations	263		270

Total	2,940		3,091		–5

EBITDA‡ – Group	292		367		–20

Trading profit (before goodwill amortisation and exceptional items)†

International Businesses	209		273		–17	*

Regional and Industrial	(13)		(8)

Total	196		265		–26

Profit before taxation (before goodwill amortisation
and exceptional items)§	150		191		–21

Net profit attributable to shareholders of the Company
(before goodwill amortisation and exceptional items)	97		128		–24

Net profit (after goodwill amortisation and exceptional items)	11		121		–91

Earnings and dividends

Earnings per £1 Ordinary Share (basic and diluted)

Before goodwill amortisation and exceptional items	8.2	p	12.2	p	–33

Total earnings	0.9	p	11.6	p	–92

Interim dividend per £1 Ordinary Share	2.75	p	3.0	p	–8

Cash flow	£m		£m

Operating cash flow after capital expenditure	6		32

Cash outflow before financing	(49)		(186)

Net debt	1,695		2,277

Interest cover (times)**	4.1		3.9

Return on average net assetsø	14.2%		15.9%

†	Trading profit: Trading profit, after goodwill amortisation and exceptional items, both from continuing operations and from total operations for the first half of 2003 was £140m; exceptional items charged to trading profit in the period were £38m.
§	Profit before taxation, after goodwill amortisation and exceptional items was £47m (first half 2002 £189m); exceptional items charged to profit in the period were £85m (first half 2002 credited £16m).
*	On a comparable basis: references in this report to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments, and relate to the results reported by the International Businesses. They are quoted before accounting for goodwill amortisation and exceptional items.
**	Interest cover: Calculations of interest cover are based on the sum of Group trading profit before goodwill amortisation and exceptional items, and the share of the Group’s operating profits less losses of associates (associates’ trading profit less losses, less share of net interest payable by associates), divided by Group interest payable (excluding share of net interest payable by associates).
‡	EBITDA (Earnings before Interest, Taxes, Depreciation and Amortisation) is calculated as trading profit before exceptional items plus depreciation (2003 £96m; 2002 £102m) and goodwill amortisation (2003 £18m; 2002 £18m).
ø	Return on average net assets is calculated as trading profit before goodwill amortisation and exceptional items as a percentage of average net operating assets excluding goodwill.

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ICI INTERIM REPORT 2003      1

chairman’s statement

Trading
Trading conditions continued to be tough during the first half, and profit performance has declined compared with last year.

Results suffered as a consequence of business lost in Quest Food in Europe following customer service problems last year, and, particularly in the first quarter, as a result of significant raw material price increases which impacted both National Starch and Uniqema. Actions have been taken to raise our selling prices, and a significant programme is in place to restore confidence amongst Quest Food customers.

Despite another good performance from Paints, comparable trading profit for the International Businesses for the half year was 17% below 2002. Profit before tax was £150m compared with £191m for the same period last year, both before goodwill amortisation and exceptional items.

Cash flow, however, has been better. The cash outflow before financing of £49m was £137m better than for 2002. As a result, net debt at 30 June 2003 was just below £1.7bn – similar to the 2002 year end position – despite the normal seasonal working capital outflow.

Board changes
At the end of June we welcomed Peter Ellwood, formerly Group Chief Executive of Lloyds TSB Group plc, as a Non-Executive Director and Deputy Chairman. After a suitable period of transition, he will succeed me as Chairman. He has extensive strategic business experience and has been a leader in driving structural change and efficiency improvement. I am sure his contribution will be significant.

With John McAdam, who was appointed as Chief Executive at the beginning of April, we now have in place a strong team to address both the strategic and the operational issues faced by the Group.

Dividend
The Board has declared a first interim dividend for 2003 of 2.75 pence per share, which will be payable on 3 October 2003.

This is consistent with the policy first announced in November 2000 whereby annual dividends are expected to be equivalent to about one third of net profit before goodwill and exceptional items.

Outlook
The economic outlook is, at best, uncertain, and it is clear that ICI cannot rely on improved market conditions to aid profit growth. Consequently, a significant programme to improve cost-effectiveness across ICI has been initiated. The programme is expected to result in an exceptional charge of £231m in 2003, and to deliver savings of £110m in 2005 increasing to £115m in 2006. Unfortunately, it will result in the loss of around 2,100 jobs by the end of 2005. The programme is both radical and far-reaching and is, we believe, a necessary response to today’s business realities.

Lord Trotman
Chairman

1 August 2003

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2      ICI INTERIM REPORT 2003

business review

In this review, unless otherwise stated, the numbers are quoted before goodwill amortisation and exceptional items.

Group sales as reported for the half year were £2,940m, 5% lower than 2002. The lower sales in 2003 were largely the consequence of business divestments, principally the Synetix business, and adverse impacts from foreign currency translation.

International Business’ sales, at £2,677m, were 1% ahead of 2002 on a comparable basis, with growth in Asia (+6%), a return to growth in Latin America (+5%), and comparable sales similar to last year in Europe and North America. Sales for National Starch (+3%), and both Paints and Performance Specialties (+1%) were each ahead on a comparable basis for the half, but Quest sales were 2% lower.

Sales for the International Businesses as reported were 5% below 2002, with the effects of foreign currency translation (–3%), and divestments in Performance Specialties (–3%) accounting for the difference from the comparable performance.

Trading profit for the International Businesses for the half year, at £209m, was 17% lower than

2002 on a comparable basis. Paints delivered good comparable growth (+7%). National Starch performance improved from the first to the second quarter, with selling price increases and good fixed cost control impacting positively, but comparable trading profit was 12% below 2002 for the half year.

Quest and Performance Specialties also improved performance as the half year progressed, but comparable trading profits were, respectively, 50% and 70% lower than 2002. In Quest, lower sales for Food in Europe, mainly as a result of business lost in the first quarter following customer service problems last year, together with higher operating costs, resulted in the significant profit shortfall. Uniqema suffered from a number of factors, including adverse product mix and currency movements, which significantly impacted profits.

International Business’ trading profit as reported was 23% lower than last year, with the difference from the comparable performance due to the effects of foreign exchange translation (–2%) and business divestments (–4%).

Sales					Trading profit
First half		Increase (decrease)			First half		Increase (decrease)
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

922	935	(1)	3	National Starch	93	110	(15)	(12)

349	361	(3)	(2)	Quest	21	48	(56)	(50)

348	422	(18)	1	Performance Specialties	6	29	(79)	(70)

1,058	1,103	(4)	1	Paints	89	86	3	7

2,677	2,821	(5)	1	International Businesses	209	273	(23)	(17)

271	288	(6)		Regional and Industrial	(13)	(8)	(63)

(8)	(18)			Inter-class eliminations

2,940	3,091	(5)			196	265	(26)

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ICI INTERIM REPORT 2003      3

The Regional and Industrial business reported a £13m trading loss for the half year, £5m lower than in 2002, notably as a result of a £9m increase in the non-cash charge for UK pension costs as a result of the triennial valuation of the ICI Pension Fund.

Group trading profit for the half was £196m compared with £265m in 2002. The shortfall of £69m was partly compensated by an improvement in income from associates – largely the consequence of the absence of the 2002 loss from Huntsman International Holdings LLC – and a reduction in net interest cost, and Group profit before tax of £150m was £41m below last year.

Review of business results

Unless otherwise stated, the commentary on the International Businesses and their related sub components, on pages 3 and 4, refers to performance measured on a comparable basis, excluding the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch
Half year sales for National Starch were 3% ahead of 2002 on a comparable basis, with all regions ahead – Asia in particular, delivered strong growth. However, higher raw material and freight costs, utility charges, and other fixed cost increases resulted in a fall in trading profit, to £93m, 12% lower on a comparable basis.

Foreign exchange translation effects accounted for the difference between comparable and as reported results, with sales and trading profit as reported 1% and 15% lower than 2002, respectively.

Adhesives sales were 2% ahead, with continued growth in Asia offsetting lower sales in North America. However, gross margin percentages were negatively impacted by significantly higher raw material costs in North America and, consequently, trading profit was well below last year.

Starch sales were 6% ahead for the half year, with good growth in North America. However, gross margin percentages were reduced by higher freight and utility costs in the US and adverse product mix, and trading profit was lower.

Specialty Synthetic Polymers delivered 4% sales growth for the half, with all regions ahead and Asia particularly strong. As in Adhesives, however, raw material costs were higher and, consequently, trading profit was below last year.

Sales for the Electronic and Engineering Materials business were slightly below last year, with market conditions subdued. Improved product mix raised gross margin percentages however and, consequently, trading profit was ahead of last year.

Quest
Quest had a poor first half. Sales were 2% below 2002 on a comparable basis, with growth in North America and Asia unable to offset significantly lower sales for Food in Europe. Gross margin percentages were lower and fixed costs higher, largely for Food in Europe. Consequently, trading profit fell 50% on a comparable basis.

As reported sales and trading profit were 3% and 56% lower respectively, with the effect of foreign exchange translation accounting for the difference from the comparable performance.

Sales for the Fragrance Division were slightly ahead for the half year, with good growth in North America offsetting lower sales in other regions. Growth for Fine Fragrance was offset by lower sales in Fabrics, Household, and Oral Care markets. Gross margin percentages were lower, in part due to the relative strength of sterling versus the US dollar. Trading profit was consequently below last year.

Sales for the Food Division were 3% lower, with growth in the second quarter offset by 7% lower sales in the first. North America and Asia

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4      ICI INTERIM REPORT 2003

business review

delivered growth in the first half, but Europe was lower due to lost business in the first quarter following customer service problems that resulted from 2002 systems changes in a foods factory in the Netherlands. These losses were in products which had, on average, higher margins and consequently, gross margin percentages were lower. With higher fixed costs in the Netherlands, trading profit was significantly lower.

During the second quarter Quest Japan was required to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 poses no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. The direct impact of this issue in the second quarter was limited. Discussions with the three customers who were affected by the recall continue, but no claims have yet been received.

Performance Specialties
The reported sales and trading profit for Performance Specialties for the first half of 2002 include the results of the Synetix and Security Systems businesses, which were sold in the second half of last year. Consequently the reported sales and trading profit in 2003 reflect the effects of these divestments on sales (–£83m) and trading profit (–£11m). The effect of foreign exchange translation accounts for the remaining difference from the comparable performance.

Uniqema had a difficult half year. Comparable sales were only 1% ahead of last year, despite the implementation of price increases, with volumes lower. Gross margin percentages were below last year, the major factors being the impact of the relatively weak US dollar on Continental European exports to North America and Asia, and weaker product mix. This contributed to a 70% trading profit shortfall against the first half of 2002.

Paints
Paints had a good first half, with comparable sales 1% ahead of a strong period in 2002, and Europe, Asia and Latin America all ahead. Trading profit was 7% higher on a comparable basis.

As reported sales were 4% below 2002 and as reported trading profit was 3% ahead, with foreign exchange translation effects accounting for the difference from the comparable performance.

Sales for the first half in Europe were 4% higher, with good performances in UK, France and Poland. Trading profit was consequently ahead.

In North America, sales were 4% lower than the first half of 2002, impacted by poor weather and weakness in the non-residential construction market. However, trading profit was ahead, benefiting from strong cost control.

Asia continued to deliver good results, with sales 6% ahead and trading profit higher.

Latin America began to recover from the difficult economic conditions the region experienced last year. Sales were 6% ahead with trading profit well ahead.

Sales for the Packaging business were 3% ahead, but higher raw material costs and adverse mix lowered trading profit.

Regional and Industrial
Sales for the Regional and Industrial businesses were £271m for the first half, including £50m of “nil margin sales” (2002 £95m), compared to sales of £288m in 2002. Excluding the impact of nil margin sales and businesses divested in 2002, Regional and Industrial delivered slight growth, with increased sales for the businesses in Pakistan and Argentina.

The trading loss of £13m for the first half compared to a £8m loss for 2002. This was mainly due to a £9m increase in the charge for

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ICI INTERIM REPORT 2003      5

pension costs in relation to the ICI UK Pension Fund (see below), partly offset by improvement for the Argentina business.

Retirement benefits
The results for the first half include an additional charge of £9m in the second quarter in respect of pension costs in relation to the ICI UK Pension Fund (the “Fund”). These are ongoing non-cash charges, reported on a SSAP 24 basis.

This charge is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemicals businesses.

This increase in the level of pension costs arises from a revision in the valuation of the Fund for accounting purposes at 31 March 2003, in parallel with the current triennial valuation for funding purposes. Discussions on an appropriate level of funding are still in progress between the Trustee to the Fund, the Fund actuary and the Company. However, for SSAP 24 purposes, the deficit on the Fund at 31 March 2003 has been estimated at some £360m. This compares to a deficit of £4m at the previous triennial valuation date of 31 March 2000.

The final outcome of the funding valuation will be announced once these discussions have been concluded.

Taxation on profits (before goodwill amortisation and exceptional items) was £43m for the first half, reflecting an effective tax rate* of 29%, unchanged from the full year 2002.

Net profit (before goodwill amortisation and exceptional items) was £97m (2002 £128m).

Earnings per share (before goodwill amortisation and exceptional items) were 8.2p compared to 12.2p for 2002.

*	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before goodwill amortisation and exceptional items.

Exceptional items for the first half were a loss of £85m (2002 gain £16m) (£68m loss post tax and minorities; 2002 £11m gain).

Exceptional operating items in trading profit of £38m include a charge of £41m in relation to a significant programme to improve cost effectiveness across all the International Businesses and the Corporate Centre. The first elements of the programme were announced on 1 May 2003, and the second stage was announced on 31 July. The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support. The total exceptional charge for the programme is expected to be £231m, comprising £162m of anticipated exceptional cash expenditure and non-cash asset write offs of £69m, and will involve some £52m of capital expenditure. In 2005 they are expected to deliver savings of £110m, increasing to £115m in 2006. The programmes will be funded by reducing capital expenditure and by making a number of small divestments. Overall the programmes are expected to pay back in about 2.5 years and reduce the number of employees across the Group by around 2,100.

During the second quarter the Group announced the completion of the sale of its interests in Huntsman International Holdings LLC. US$160m (£109m) had been received on initial closing of this transaction in the second quarter last year, and the balance of US$280m (£173m) has now been received. A profit before tax of £50m in relation to the transaction is included in profit on sale or closure of operations for the half year.

As part of an overall re-financing package for Ineos Chlor, ICI has agreed to make available new funding comprising £30m cash contribution expected to be made in 2004, and additional loan finance of £30m expected to be drawn during

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6      ICI INTERIM REPORT 2003

business review

2005. Profit on sale or closure of operations for discontinued operations includes £30m relating to this re-financing (For further details see note 7 to the Financial Statements on page 15). Profit on sale or closure of operations for discontinued operations also includes a number of provision releases in relation to divestments in prior years, offset by an increased provision for costs in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses.

As a result of the fall in the ICI share price during the first quarter, the Group reviewed the value of ICI shares held by its Employee Share Ownership Plan Trust and shares which it is committed to buy under forward contracts to hedge employee share options. Included in amounts written off investments is a provision of £76m in respect of own shares which relates to both the shares ICI has acquired and those ICI is committed to acquire under forward contracts. The provision has been made to write down these shares to estimated realisable value having regard to the period over which the related options are exercisable. A net cash outflow for ICI could result, however the extent and timing depends on a number of factors, particularly the performance of the ICI share price between now and 2011 (the last expiry date of the options hedged by the forward contracts).

Net profit after goodwill amortisation and exceptional items was £11m compared with £121m for the first half of 2002.

Earnings per share after goodwill amortisation and exceptional items were 0.9p compared to 11.6p in the first half of 2002.

Group cash flow
The analysis of Group cash flow on page 7 distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within

“reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments including tax paid and payments against divestment provisions (which, in some cases, will continue for a number of years), and the ICI UK Pension Fund top-up payments. ICI believes this presentation provides important financial information relating to the continuing operating activities of the Group and the cash flows relating to the divestment programme and the transformation of the Group.

Operating cash flow
The Group’s net operating cash outflow of £124m for the half year was £72m better than 2002, despite the lower trading profit, mainly due to the benefits of lower capital expenditure and reduced interest payments. The outflow reflects normal seasonal increases in working capital and the payment of the 2002 final dividend in the second quarter.

Reshaping and legacy cash flows
The completion of the sale of the Group’s interests in Huntsman International Holdings LLC, with gross proceeds of £173m received in the second quarter, was the major contributor to divestment proceeds of £191m. This more than offset payments against divestment provisions and the top-up of the ICI UK Pension Fund. Consequently, there was an inflow of £75m due to reshaping and legacy activities in the first half of 2003 which was £65m better than for 2002.

Movement in net debt
Cash outflow before financing for the half year, at £49m, was £137m better than last year. With a favourable exchange rate translation impact of £21m, net debt at the half year increased by only £28m from 2002 year end, to £1,695m. Reductions are anticipated from normal seasonal working capital movements in the second half of the year.

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ICI INTERIM REPORT 2003      7

business review – group cash flow

	First half	First half	Year
	2003	2002	2002
	£m	£m	£m

Operating cash flow

Earnings before interest, taxation, depreciation and goodwill amortisation (EBITDA)	292	367	729

Movement in working capital	(202)	(201)	13

Capital expenditure	(69)	(107)	(219)

Other items, including spend against restructuring provisions	(15)	(27)	(89)

Operating cash flow after capital expenditure (see note below)	6	32	434

Interest and tax, excluding tax on divestments	(70)	(138)	(191)

Acquisitions	(2)	(11)	(17)

Dividends paid	(58)	(79)	(127)

Net operating cash (outflow)/inflow	(124)	(196)	99

Reshaping and legacy cash flows

Divestment proceeds from sale of assets and businesses	191	129	458

Tax paid on divestments	(7)	(8)	(8)

Payments against divestment provisions	(74)	(44)	(133)

Special top-up pension payments	(30)	(30)	(30)

Loans to associates and other investments	(5)	(37)	(37)

Net cash inflow due to reshaping and legacy items	75	10	250

Movement in net debt

Net debt at beginning of period	(1,667)	(2,917)	(2,917)

Net operating cash (outflow)/inflow	(124)	(196)	99

Net cash inflow due to reshaping and legacy items	75	10	250

Cash (outflow)/inflow before financing	(49)	(186)	349

Net proceeds from Rights Issue	–	807	807

Non-cash movements in net debt mainly arising on foreign currency translations	21	19	94

Total movement in net debt	(28)	640	1,250

Net debt at end of period	(1,695)	(2,277)	(1,667)

Reconciliation to Statement of Group Cash Flow, page 11
Net cash inflow from operating activities, page 11	45	109	623
Less: Capital expenditure	(69)	(107)	(219)
Add: Special top-up pension payments, deducted in arriving at net cash inflow from operating activities	30	30	30

Operating cash flow after capital expenditure, in table above	6	32	434

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8 ICI INTERIM REPORT 2003	ICI INTERIM REPORT 2003 9

group profit and loss account

		First half 2003				First half 2002				Year 2002

		Continuing operations		Discontinued	Total	Continuing operations		Discontinued	Total	Continuing operations		Discontinued	Total
				operations				operations				operations
		Before	Exceptional			Before	Exceptional			Before	Exceptional
		exceptional	items			exceptional	items			exceptional	items
		items				items				items
	notes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	1	2,940		–	2,940	3,091		–	3,091	6,125		–	6,125

Trading profit (loss)	1,2	178	(38)	–	140	247	–	–	247	496	–	–	496

(After deducting goodwill amortisation)	1	(18)	–	–	(18)	(18)	–	–	(18)	(37)	–	–	(37)

Share of operating profits less losses of associates		1	–	–	1	17	–	–	17	18	–	–	18

		179	(38)	–	141	264	–	–	264	514	–	–	514

Profits less (losses) on sale or closure of operations	2		55	(28)	27		7	6	13		40	10	50

Profits less (losses) on disposals of fixed assets	2		2	–	2		3	–	3		3	–	3

Amounts written off investments	2		(76)	–	(76)		–	–	–		(99)	–	(99)

Profit (loss) on ordinary activities before interest	1	179	(57)	(28)	94	264	10	6	280	514	(56)	10	468

Net interest payable

Group		(48)	–	–	(48)	(65)	–	–	(65)	(123)	–	–	(123)

Associates		1	–	–	1	(26)	–	–	(26)	(28)	–	–	(28)

		(47)	–	–	(47)	(91)	–	–	(91)	(151)	–	–	(151)

Profit (loss) on ordinary activities before taxation		132	(57)	(28)	47	173	10	6	189	363	(56)	10	317

Taxation on profit (loss) on ordinary activities	3	(43)	14	3	(26)	(55)	(2)	–	(57)	(115)	1	3	(111)

Profit (loss) on ordinary activities after taxation		89	(43)	(25)	21	118	8	6	132	248	(55)	13	206

Attributable to minorities		(10)	–	–	(10)	(8)	(3)	–	(11)	(21)	(6)	–	(27)

Net profit (loss)		79	(43)	(25)	11	110	5	6	121	227	(61)	13	179

Dividends	4				(32)				(36)				(88)

Profit (loss) retained					(21)				85				91

Earnings (loss) per £1 Ordinary Share after goodwill amortisation

Basic		6.7p	(3.7)p	(2.1)p	0.9p	10.5p	0.5p	0.6p	11.6p	20.4p	(5.5)p	1.2p	16.1p

Diluted		6.7p	(3.7)p	(2.1)p	0.9p	10.5p	0.5p	0.6p	11.6p	20.3p	(5.5)p	1.2p	16.0p

statement of group total recognised gains and losses
					First half				First half				Year
					2003				2002				2002
					£m				£m				£m

Net profit

Parent and subsidiary undertakings					9				131				192

Associates					2				(10)				(13)

					11				121				179

Currency translation differences on foreign currency net investments and related loans					39				(72)				(91)

Taxation on translation differences on foreign currency loans					(9)				27				34

					30				(45)				(57)

Total recognised gains and losses for the period					41				76				122

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10      ICI INTERIM REPORT 2003

group balance sheet

		At 30 June	At 30 June	At 31 Dec
		2003	2002	2002
	notes	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	1	561	593	574

Tangible assets		1,938	2,110	1,961

Investments		58	189	69

		2,557	2,892	2,604

Current assets

Stocks		731	748	651

Debtors		1,859	1,988	1,695

Investments and short-term deposits		142	306	285

Cash		264	322	267

		2,996	3,364	2,898

Total assets		5,553	6,256	5,502

Creditors due within one year

Short-term borrowings		(485)	(327)	(226)

Current instalments of loans		(281)	(960)	(500)

Other creditors		(1,698)	(1,743)	(1,692)

		(2,464)	(3,030)	(2,418)

Net current assets		532	334	480

Total assets less current liabilities	1	3,089	3,226	3,084

Financed by

Creditors due after more than one year

Loans		1,330	1,490	1,363

Other creditors		27	44	32

		1,357	1,534	1,395

Provisions for liabilities and charges		1,144	1,157	1,121

Minority interests – equity		76	52	69

Shareholders’ funds – equity

Called-up share capital		1,191	1,191	1,191

Reserves	5	(679)	(708)	(692)

Total shareholders’ funds		512	483	499

		3,089	3,226	3,084

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ICI INTERIM REPORT 2003      11

group cash flow

		First half	First half	Year
		2003	2002	2002
	notes	£m	£m	£m

Net cash inflow from operating activities (see table below)		45	109	623

Returns on investments and servicing of finance		(47)	(119)	(185)

Taxation		(36)	(35)	(35)

		(38)	(45)	403

Capital expenditure and financial investment

Purchase of tangible fixed assets		(69)	(107)	(219)

Sale of tangible fixed assets		5	11	35

		(64)	(96)	(184)

		(102)	(141)	219

Acquisitions and disposals

Acquisitions		(7)	(48)	(54)

Disposals*		112	74	290

		105	26	236

Equity dividends paid		(52)	(71)	(106)

Cash inflow/(outflow) before use of liquid resources and financing		(49)	(186)	349

Management of liquid resources		13	(29)	(13)

Financing

Issues of shares		–	807	807

Increase/(decrease) in debt	6	28	(572)	(1,151)

		28	235	(344)

(Decrease)/increase in cash		(8)	20	(8)

*	Gross cash consideration of £186m (first half 2002 £118m; year 2002 £423m) primarily from disposals of operations less £74m (first half 2002 £44m; year 2002 £133m) paid against ongoing disposal costs and provisions.

net cash inflow from operating activities

	First half	First half	Year
	2003	2002	2002
	£m	£m	£m

Trading profit	140	247	496

Exceptional charges within trading profit	38	–	–

Trading profit before exceptional items	178	247	496

Depreciation and amortisation of goodwill	114	120	233

Stocks (increase)/decrease	(71)	(30)	11

Debtors (increase)/decrease	(109)	(142)	(35)

Creditors (decrease)/increase	(34)	(51)	23

Other movements	(16)	1	(37)

	62	145	691

(Outflow) related to exceptional items	(17)	(36)	(68)

Net cash inflow from operating activities	45	109	623

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12      ICI INTERIM REPORT 2003

notes to financial statements

1 Segment information

Classes of business
	Turnover			Profit before taxation, goodwill
				amortisation and exceptional items

	First half	First half	Year	First half	First half	Year
	2003	2002	2002	2003	2002	2002
	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	922	935	1,841	93	110	224

Quest	349	361	716	21	48	82

Performance Specialties	348	422	804	6	29	49

Paints	1,058	1,103	2,182	89	86	188

	2,677	2,821	5,543	209	273	543

Regional and Industrial	271	288	615	(13)	(8)	(10)

Inter-class eliminations	(8)	(18)	(33)

	2,940	3,091	6,125	196	265	533

Associates

Share of operating profits less losses				1	17	18

Interest payable				1	(26)	(28)

				2	(9)	(10)

Group net interest charge				(48)	(65)	(123)

	2,940	3,091	6,125	150	191	400

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ICI INTERIM REPORT 2003      13

1 Segment information (continued)

Classes of business

	Profit before interest and			Total assets less current liabilities
	taxation, after goodwill amortisation
	(see below) and exceptional items

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2003	2002	2002	2003	2002	2002
	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	83	101	206	1,476	1,568	1,441

Quest	11	48	75	491	461	447

Performance Specialties	3	28	152	485	600	459

Paints	58	78	171	968	1,003	864

	155	255	604	3,420	3,632	3,211

Regional and Industrial	42	2	(65)	283	337	297

	197	257	539	3,703	3,969	3,508

Discontinued operations	(28)	6	10	–	–	–

Share of operating profits less losses of associates	1	17	18

Amounts written-off investments	(76)	–	(99)

Total net operating assets				3,703	3,969	3,508

Net non-operating liabilities				(614)	(743)	(424)

	94	280	468	3,089	3,226	3,084

	Goodwill amortisation charged in			Goodwill included in total assets
	arriving at the above results			less current liabilities above

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2003	2002	2002	2003	2002	2002
	£m	£m	£m	£m	£m	£m

Goodwill

National Starch	8	9	18	258	283	266

Quest	1	–	1	18	20	19

Performance Specialties	1	1	1	13	19	14

Paints	8	8	17	257	268	260

Regional and Industrial	–	–	–	15	3	15

	18	18	37	561	593	574

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14      ICI INTERIM REPORT 2003

notes to financial statements

1 Segment information (continued)

Geographic areas

	Turnover by location of customer			Net operating assets

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2003	2002	2002	2003	2002	2002
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom	361	403	825	978	1,009	912

Continental Europe	680	662	1,306	782	822	690

USA	897	1,027	1,992	1,039	1,167	1,029

Other Americas	296	317	622	287	279	250

Asia Pacific	654	627	1,265	605	682	615

Other countries	52	55	115	12	10	12

	2,940	3,091	6,125	3,703	3,969	3,508

2 Exceptional items before taxation

The major items included in the net loss of £85m in exceptional items before taxation for the first half of 2003 were:

		£m
(i)	An exceptional operating charge in relation to restructuring programmes in the International Businesses	(41)
(ii)	A profit on sale of operations arising from the completion of the sale of the Group’s
	interests in Huntsman International Holdings LLC	50
(iii)	A loss on sale of operations relating to the re-financing of Ineos Chlor (discontinued operations)	(30)
(iv)	An amount written off in respect of ICI shares held by the Group or for which a forward
	purchase contract has been entered into in connection with the Group’s Employee Share
	Ownership Plan	(76)

In the first half of 2002 there were exceptional gains of £16m and for the full year a net loss of £46m. The net loss for 2002 mainly comprised:

(i)	Profits on sale of operations; mainly the Group’s Synetix and Security Systems businesses	114
(ii)	Losses on sale or closure of operations	(74)
(iii)	Provisions for all of the Group’s investments in Ineos Chlor	(99)

3 Taxation on profit (loss) on ordinary activities

The tax charge for the first half year consists of UK taxation of £14m (first half 2002 – charge £40m, year 2002 – charge £58m), an overseas tax charge of £12m (first half 2002 – charge £20m, year 2002 – charge £54m) and no charge in respect of associated companies (first half 2002 – credit £3m, year 2002 – credit £1m).

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ICI INTERIM REPORT 2003      15

4 Dividends

The interim dividend of 2.75 pence per £1 Ordinary Share (2002 3.0 pence) is payable on 3 October 2003 to members on the Register on 22 August 2003.

5 Reserves

Movements in reserves in the first half of 2003 comprised:

£m

At 1 January 2003	(692)

Loss retained for the first half 2003	(21)

Goodwill movement	4

Exchange adjustments	30

At 30 June 2003	(679)

6 Analysis of net debt

	Cash*	Financing – debt			Current asset	Net debt
					investments

		Loans	Short-term	Finance
			borrowings‡	leases
	£m	£m	£m	£m	£m	£m

At 30 June 2002	277	(2,450)	(282)	(3)	181	(2,277)

Exchange adjustments	(2)	77	10	–	(5)	80

Cash flow	(28)	510 †	68 †	1 †	(16)	535

Acquisitions and disposals	(1)	–	(1)	–	–	(2)

Other non-cash changes	–	–	–	(3)	–	(3)

At 1 January 2003	246	(1,863)	(205)	(5)	160	(1,667)

Exchange adjustments	11	19	(4)	–	(5)	21

Cash flow	(8)	233 †	(261)†	–	(13)	(49)

At 30 June 2003	249	(1,611)	(470)	(5)	142	(1,695)

*	‘Cash’ includes cash, deposits repayable on demand and overdrafts.
†	Financing – decrease (increase) in debt.
‡	‘Short-term borrowings’ excludes overdrafts.

7 Commitments and contingent liabilities

An explanation of the Group’s commitments and contingent liabilities was given in the 2002 Annual Report and Accounts and Form 20–F. Since this was published, the following material change has occurred:

As part of the original disposal of the Chlor Chemicals Business to Ineos Chlor, ICI agreed to provide it with a £100m loan facility (“the Facility”). As at 31 July 2003 Ineos Chlor had currently drawn £75m under the Facility. As part of an overall re-financing package for Ineos Chlor, ICI has now agreed to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“the RSA”) from the UK Government. ICI had previously received reports that without a re-financing package Ineos Chlor might seek to close part or all of its business.

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16      ICI INTERIM REPORT 2003

notes to financial statements

7 Commitments and contingent liabilities (continued)

Consequent on this agreement, the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business will be withdrawn, and a number of major long-term supply contracts will be novated from ICI Group to Ineos.

The new funding from ICI comprises a £30m cash contribution and additional loan finance of £30m and, with the terms of the Facility having been restructured, loan repayments are due by the end of 2010.

The re-financing package is subject to a number of conditions including European Commission approval of the RSA.

8 Basis of presentation of financial information

These financial statements comply with applicable UK accounting standards and should be read in conjunction with the Group's Annual Accounts for 2002. They have been prepared using the accounting policies set out in that report which are in accordance with UK Generally Accepted Accounting Principles (UK GAAP) and which have been applied in 2002.

9 Relationship to statutory accounts and audit status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2002 have been reported on by the Company’s auditors and have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

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ICI INTERIM REPORT 2003      17

auditors’ report

Independent review report by KPMG Audit Plc
To Imperial Chemical Industries PLC

Introduction
We have been engaged by the company to review the financial information set out on pages 8 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

London	KPMG Audit Plc
1 August 2003	Chartered Accountants

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shareholder information

The year ahead

20 August 2003	Shares go ‘ex-dividend’
22 August 2003	Record date for the interim dividend
3 October 2003	Interim dividend payable
30 October 2003	Announcement of trading results for the third quarter and nine months 2003
31 December 2003	End of financial year
5 February 2004	Preliminary announcement of final results for 2003
March 2004	Annual Report published
May 2004	Annual General Meeting
July 2004	Announcement of half year results for the six months ending 30 June 2004

Contact details

Registrar	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 600 3993
ADR Depositary	JPMorgan Chase Bank, ADR Service Centre, PO Box 43013, Providence, RI 02940–3013, USA
Telephone: (781) 575 4328

Forward-looking statements
Certain statements provided in this Interim Report may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by the ICI Group’s indebtedness and leverage, a credit rating downgrade by the rating agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the Company’s filings with the United States Securities and Exchange Commission including its reports on Form 6-K. Accordingly readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at their respective dates.

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Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Debjani Jash
Name:	Debjani Jash
Title:	Company Secretary

Date:	August 11th, 2003